

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

John J. Lipinski
Chief Executive Officer and President
CVR Partners, LP
2277 Plaza Drive, Suite 500
Sugar Land, Texas 77479

Re: CVR Partners, LP
Registration Statement on Form S-1
Filed December 20, 2010
File No. 333-171270

Dear Mr. Lipinski:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that you have provided all disclosure that may be required by Securities Act Industry Guide 5. Note that Release No. 33-6900 states that the requirements of Guide 5 "should be considered, as appropriate, in the preparation of all other limited partnership offerings." Refer to Sections II.A.3.f. and II.B.2 of Securities Act Release 33-6900 for guidance and revise as appropriate.

2. Please advise us as to whether you intend to use additional sales material, in addition to the prospectus, to sell the common units. If this is the case, please provide the staff with copies of any sales literature you intend to use, prior to use. These materials are subject to our review and comment. Refer to Item 19.D. of Securities Act Industry Guide 5 and Release No. 33-6900 regarding disclosure in offerings of limited partnership interests.

3. Please revise to eliminate the marketing language throughout the prospectus. For example, revise or remove the following assertions:

   - Pages 1, 71 and 97: The "significant" experience of your management.
   - Page 113: Mr. Vick is "one of the most highly respected executives in the nitrogen fertilizer industry, known for both his technical expertise and his in-depth knowledge of the commercial marketplace."

4. Please revise your disclosure to provide a basis for the follow assertions or beliefs, or revise to remove the relevant statements:

   - Page 1: You are the lowest cost producer and marketer of ammonia and UAN fertilizers in North America.
   - Page 4: UAN is the fastest growing fertilizer among nitrogen fertilizer products in the United States.
   - Page 4: A significant portion of your competitors' revenues are derived from the lower margin industrial market.
   - Page 4: Your nitrogen fertilizer facility is the newest such facility in North America.

5. We note that you emphasize in the summary and throughout that you are the only operation in North America that utilizes a pet coke gasification process to produce ammonia. Please tell us why you believe this to be the case.. Please also tell us whether there are any differences in regards to the environmental impact from using pet coke versus using natural gas.

6. Please provide us with any artwork that you intend to use with your next amendment.

Prospectus Summary, page 1

7. We note that several sections of the summary are identical to the Business section beginning on page 97. However, Item 503(a) of Regulation S-K requires that the summary provide a brief overview of the key aspects of the offering, not merely repeat the text of the prospectus. Please carefully consider and identify those aspects of the business and offering that are the most significant and revise so as to highlight these points in a clear and concise manner.

8. We note that you highlight your relationship with CVR Energy in numerous places throughout the summary section. Consistent with the risk factor on page 36, please also disclose in an appropriate section of the summary that CVR Energy's financial condition could impact your business due to these relationships, and that the ratings assigned to its senior secured indebtedness are below investment grade.

Our Competitive Strengths, page 2

9. Please expand the table on page 2 (and page 98) to present illustrative sales and cash available for distributions in addition to EBITDA.

10. Please add reference points to the table on page 2 (and page 98). In this regard, we suggest you show (i) actual amounts for the year ended December 31, 2009, based on the average plant gate price per ton for UAN and ammonia of $198 and $314, respectively, (ii) actual amounts for the twelve months ended September 30, 2010, based on the average plant gate price per ton for UAN and ammonia of $168 and $305, respectively, and (iii) forecasted amounts for the year ended December 31, 2011, based on your estimated average plant gate price per ton for UAN and ammonia of $252 and $523, respectively.

High Margin Nitrogen Fertilizer Producer, page 3

11. The cost advantage illustrated by the table on page 3 is based entirely upon assumptions about your competitors' costs and is limited to the U.S. Gulf Coast subset of your competition. Please explain why you believe that this type of disclosure is appropriate for inclusion in the prospectus, and the summary in particular. In the alternative, please eliminate the table or revise to limit the presentation to factual information about your cost structure and how it impacts your margins.

Strategically Located Asset, page 4

12. We note your disclosure here and elsewhere referencing the advantage of your being located in the farm belt. However, consistent with your disclosure on page 105 regarding competitors, please clarify here and throughout to that there are other nitrogen fertilizer producers that are also strategically located in the farm belt that share the same location advantages.

Experienced Management Team, page 4

13. Please balance your disclosure here to clarify that your management team dedicates only a percentage of their time to your business.

Expand UAN Capacity, page 5

14. Please quantify the expected remaining cost of the UAN expansion and how much of the proceeds from this offering you intend to allocate to the expansion. Please revise the "Use of Proceeds" and "Capital Spending" sections accordingly.

Industry Overview, page 6

15. Please disclose the source for the statement that fertilizer use is projected to increase by 17% over the next 20 years and file the consent required by Rule 436 if appropriate.

Call right, page 9

16. Please disclose the percentage of the common units your general partner and its affiliates will own at the closing of this offering.

Summary Historical and Pro Forma Consolidated Financial Information, page 12

17. Please expand the disclosure with respect to your presentation of EBITDA to address (i) its inclusion in the determination of cash available for distributions, as discussed on pages 56-65, and (ii) its inclusion in covenant compliance calculations under the terms of your proposed credit facility, if applicable.

18. We note that you operate under an apparently favorable pet coke supply agreement with CVR Energy. As part of your discussion of forecasted cost of product sold, please include a discussion of the impact such supply agreement has on forecasted net income and forecasted cash available for distribution; that is, please disclose how much pet coke you expect to obtain from CVR Energy in tons, and the impact on your forecasted results of obtaining 100% of your raw material in the open market.

There is no assurance that our competitors' transportation costs will not decline, page 31

19. Please revise to remove the mitigating language from the heading and narrative section of this risk factor. We believe it is inappropriate to reference competitive advantages in the risk factors section.

Limited partners may not have limited liability, page 40

20. Clarify those jurisdictions where you currently do business where the limitations on the liability of holders of limited partnership interests for the obligations of the partnership have not been clearly established.

. Unitholders may have liability to repay distributions, page 41

21. Revise to disclose every circumstance under which a unitholder may be liable to repay a distribution.

Cautionary Note Regarding Forward-Looking Statements, page 48

22. Because you must have a reasonable basis for all forward looking statements, in future filings, please remove language suggesting that investors may not place any reliance on such information, such as "reliance should not be placed on forward-looking statements." Although you may caution investors about their reliance on such information, you may not limit it entirely.

Use of Proceeds, page 52

23. We note that some of the proceeds will be used to make a special distribution to Coffeyville Resources. Please briefly explain the nature and purpose of this special distribution or advise.

Forecasted Available Cash, page 60

Net Sales, page 63

24. Please provide us with a discussion of how management estimated the average plant gate prices and tonnage to be sold in 2011 for UAN and ammonia. Please include management's analysis of the data that was considered and how management arrived at the conclusion that the estimates included in the prospectus are reasonable.

Agreements with CVR Energy, page 75

25. We note your discussion on page 73 of the volatility advantages of your pet coke production process over the natural gas production process used by a majority of the nitrogen fertilizer producers. Please revise this discussion to also include an in-depth discussion of the risks to you due to changes in the price of pet coke and the risks to your supply of pet coke due to your relationship with CVR Energy. You should include an in-depth discussion of your pricing agreement with CVR Energy. Such a discussion should include an explanation of the nature of the relationship between the price you can obtain for UAN and the price paid to CVR Energy for pet coke. Please consider supplementing such a discussion with a chart showing the UAN-based ceiling and floor and how the price paid by you to CVR Energy relates to the price paid by you in the open market.

Results of Operations, page 75

26. Please review your discussion of period to period operating results and revise your explanations of changes to include specific facts and circumstances surrounding such changes. For example, on page 80, you discuss the increase in cost of product sold as attributable to an increase in sales volume, but do not disclose the underlying reasons surrounding such increases in volume. On the same page, in your discussion of changes in Selling, General, and Administrative expenses, you cite increases in payroll costs and decreases in costs of outside services without discussing the business events leading to these changes. You also discuss the increase in depreciation expense as the result of an increase in assets placed into service in 2008 and 2009, but do not discuss why these assets were necessary. Please review this entire section and revise, as appropriate, as these examples are not meant to be all-inclusive. Please similarly review and revise your discussion of cash flows under Liquidity and Capital Resources.

27. When presenting comparative information for your net sales, please consider using tables to summarize the separate effects of changes in price and volume on your net sales of UAN and ammonia.

28. We note that you provide separate operating statistics on page 77 for UAN and ammonia production and pricing. Accordingly, please present separately your net sales attributable to UAN and ammonia throughout your MD&A.

Capital Spending, page 85

29. Please revise either your tabular disclosure or the related narrative to indicate the amount of capital expenditures that are related to the UAN plant expansion.

New Credit Facility, page 85

30. If EBITDA is expected to be used in the determination of compliance with the covenants under your proposed credit facility, please disclose that fact and describe the related covenant compliance calculations.

Compensation Discussion and Analysis, page 115

31. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

32. Please remove the disclaimer on page 116 that the discussion does not purport to be a complete discussion and analysis of CVR Energy's compensation policies and practices.

33. We note your disclosure that the compensation committee takes into account peer or market survey information for comparable public companies. Please identify the companies that you have relied upon for benchmarking purposes. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

34. Please revise to disclose the name of the compensation consultant utilized by the compensation committee.

35. We note the general discussion of the factors that are taken into account by the compensation committee in making annual bonus determinations. Please discuss how the compensation committee arrived at the specific annual bonus awards for 2009 for each of the named executive officers. Please also address why certain named executive officers received target bonuses while others received above-target bonuses.

Summary Compensation Table, page 118

36. Please explain why you have included the annual bonus amounts in the "Bonus" column rather than the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. Please discuss, in particular, how you concluded that annual cash performance bonuses provided for in each of the named executive officers' employment

agreements do not constitute awards under non-equity incentive plans as defined in Item 402 (a)(6)(iii) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 130

37. Please quantify the amounts loaned to Coffeyville Resources and the interest rates you received on those borrowings. Please also quantify the cash on your balance sheet to be distributed to Coffeyville Resources before the closing date of the offering.

38. Please revise the first paragraph on page 133 to disclose the total amounts you paid for pet coke in the time periods referenced.

Real Estate Transactions, page 135

39. Please discuss in greater detail those "certain parcels of land" that CVR Energy has transferred to you, including, for example, the date of transfer, any consideration for the transfer and the size and general nature of the land.

Material Tax Consequences, page 165

40. We note that Vinson & Elkins L.L.P. has not rendered an opinion with respect to the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units. Please state why counsel is not able to opine on that tax consequence.

Financial Statements

General

41. Please revise the face of your financial statements to present related party items separately on the face of the financial statements. Refer to Rule 4-08(k) of Regulation S-X.

Consolidated Balance Sheets, page F-2

42. We note from disclosure elsewhere in your filing that, as part of the Transactions, you intend to pay CVR Energy all of the cash on hand immediately prior to the offering ($28.7 million at September 30, 2010) and distribute the $160.5 million Loan to Affiliate. This distribution, in the aggregate, appears to be significant to your reported equity. As such, please revise your balance sheet to present a pro-forma balance sheet reflecting the distribution accrual alongside the historical balance sheet, or tell us why you feel such revision is unnecessary. Refer to SAB Topic 1B3.

43. As a related matter, for purposes of SAB Topic 1B3, a dividend declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of the offering proceeds to the extent that the dividend exceeds the earnings during

the previous twelve months.   In this regard, we note that the distribution, as calculated at September 30, 2010 of $189.2 million is most likely greater than net income for the twelve-months ended September 30, 2010, as net income for the nine-months ended September 30, 2010 as presented in your quarterly financial statements on page F-34 is approximately $39.5 million.   Please revise your presentation on the face of the income statement to present pro forma per unit data for the latest year and interim period, as applicable, giving effect to the number of units whose proceeds would be necessary to pay the dividend to the extent that the dividend is in excess of current year's earnings, or tell us why you believe such revision is unnecessary.

44. Please tell us whether the $18.4 million is considered net in the $160.5 million Due from Affiliate balance.   If it is not included, please revise your pro forma per unit data further to reflect the number of units whose proceeds will be used for debt repayment.

45. Finally, please ensure your footnote regarding this pro forma presentation makes the computations of these pro forma earnings per unit transparent to investors. Please ensure similar disclosures throughout your filing are revised, as appropriate.

Note 14 – Related Party Transactions

Feedstock and Shared Services Agreement, page F-27

46. We note from your disclosure here that, as part of your shared services agreements, you sell excess hydrogen, high pressure steam, excess nitrogen, and instrument air. We also note that while sales of hydrogen are included in net sales and purchases of hydrogen are included in cost of sales, the treatment of steam, nitrogen, and instrument air appears to be recorded on a net basis through direct operating expenses. Please revise your income statement presentation to record all revenues and expenses associated with the shared services agreement on a gross basis, or tell us why such revision is inappropriate. Please ensure such amounts are identified as related party items in compliance with Rule 4-08(k) of Regulation S-X.

Note 9 – Nitrogen Fertilizer Incident, page F-40

47. In the last paragraph on page F-40, you note the receipt of $3.7 million in insurance proceeds. Please tell us the nature of the insurance policy under which you have recovered the $3.7 million and how you intend to reflect these proceeds in your December 31, 2010 financial statements.

General

48. Please update your financial statements and consent in accordance with Rule 3-12 of Regulation S-X in your next amendment.

<u>Exhibit Index, page II-2</u>

49. Please file the employment agreements with your executive officers as exhibits to the registration statement.

50. If material, please file the letter of intent between you and the third party related to the CO_2 capture and storage referenced on page 5.

51. You are not entitled to rely upon another registrant's confidential treatment request. Please refile Exhibits 10.1 and 10.2 accordingly.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions. If you need further assistance, you may contact me at (202) 551-3469.

Sincerely,

Justin Dobbie
Special Counsel

cc: <u>Via Facsimile (212) 859-4000</u>
Stuart H. Gelfond
Fried, Frank, Harris, Shriver & Jacobson LLP